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Exhibit 12

Abbott Laboratories

Computation of Ratio of Earnings to Fixed Charges
(Unaudited)
(dollars in millions except ratios)

Three Months Ended March 31, 2001
Net Loss	$(224)
Add (deduct):
Taxes on earnings	(165)
Minority interest	2

Net Loss as adjusted	$(387)

Fixed Charges:
Interest on long-term and short-term debt	51
Capitalized interest cost	4
Rental expense representative of an interest factor	12

Total Fixed Charges	67

Total adjusted earnings available for payment of fixed charges	$(320)

Deficiency in earnings to cover fixed charges	$(387)

NOTE: For the purpose of calculating this ratio, (i) earnings have been calculated by adjusting net earnings for taxes on earnings; interest expense; capitalized interest cost, net of amortization; minority interest; and the portion of rentals representative of the interest factor, (ii) Abbott considers one-third of rental expense to be the amount representing return on capital, and (iii) fixed charges comprise total interest expense, including capitalized interest and such portion of rentals.

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Abbott Laboratories Computation of Ratio of Earnings to Fixed Charges (Unaudited) (dollars in millions except ratios)